Exhibit 16.5

EXCLUSIVE LICENSE AGREEMENT

by and between

MOBOT, INC., as Licensor

and

NEOMEDIA TECHNOLOGIES, INC., as Licensee

December 5, 2006

CONTENTS

1	.	Definitions		1
2	.	License		3
		2.1	Grant of License	3
		2.2	Limitations on Rights	3
		2.3	Modifications	4
3	.	Exclusive Dealings and Restrictions		4
		3.1	Exclusivity	4
		3.2	Termination of Exclusivity	4
		3.3	Restrictions	4
4	.	Responsibilities of Mobot		4
5	.	Responsibilities of Licensee		5
6	.	Fees and Royalties		6
		6.1	Fees	6
		6.2	Payment Terms	6
7	.	Promotion		6
		7.1	Licensee Web Site	6
		7.2	Reference by Mobot	6
		7.3	Branding on Mobile Camera Devices	7
8	.	Proprietary Rights and Confidentiality		7
		8.1	Proprietary Rights of Mobot	7
		8.2	Proprietary Rights of Licensee	7
		8.3	Confidentiality of Mobot Technology	7
		8.4	Mobot Trademarks	8
		8.5	Confidentiality of Licensee Technology	8
		8.6	Licensee Trademarks	9
		8.7	Competitive Technology	9
9	.	Warranties and Liability		10

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	9.1	Intellectual Property Warranty and Indemnity by Mobot	10
	9.2	Intellectual Property Warranty and Indemnity by Licensee	11
	9.3	Exclusion of Warranties	12
	9.4	Limitation of Liability	12
10.	Term and Termination		12
	10.1	Term	12
	10.2	Termination by Mobot	13
	10.3	Termination by Licensee for Cause	13
	10.4	Termination by Licensee Without Cause	13
	10.5	Rights and Obligations on Termination	13
11.	General		14
	11.1	Payments	14
	11.2	Taxes	14
	11.3	Notices	14
	11.4	Severability	14
	11.5	Entire Agreement	14
	11.6	Effect of Waiver	14
	11.7	Force Majeure	15
	11.8	Assignment	15
	11.9	Headings	15
	11.10	Independent Contractors	15
	11.11	Disputes	15
	11.12	Governing Law	16
	11.13	Export Regulation	16
	11.14	Execution	16
	11.15	Public Announcements	16

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EXCLUSIVE LICENSE AGREEMENT

This Exclusive License Agreement (the “Agreement”) dated as of December 5, 2006 (the “Effective Date”), is entered into by and between Mobot, Inc. (“Mobot”), a Delaware corporation having its principal place of business at 49 Waltham Street, Lexington, MA 02421, and NeoMedia Technologies, Inc. (“Licensee”), a Delaware corporation having its principal place of business at 2201 Second Street, Suite #600, Fort Myers, FL 33901. Mobot or Licensee will be referred to herein as a “Party,” together as the “Parties.”

Mobot provides a proprietary image processing and recognition service and related wireless communications services for Mobile Camera Device applications (the “Mobot Service”). Licensee markets services and devices in connection with Mobile Camera Device applications (the “Licensee Service”). Licensee desires to acquire a license to use the Mobot Service in connection with Licensee’s provision of Licensee Services, as more particularly described herein.

In consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.  Definitions. The following capitalized terms shall have the meanings herein as set forth below:

(a)  “Affiliate” shall mean, with respect to any Party, any company or other legal entity which directly or indirectly controls, or is controlled by, or is under common control with, such Party. For the purposes of this definition, “control” means the ability to direct the policy or operations of an entity, directly or indirectly, and shall be presumed in the case of the possession of more than fifty percent (50%) of the voting stock of the controlled entity or the possession of the maximum ownership permitted by operation of local laws or regulations governing such entity;

(b)  “Barcode” shall mean one or more of: barcodes, 2D codes (such as QR code), smartcodes, and other symbols generated expressly for optical machine reading.

(c)  “Competitive Business” means products and services which provide image matching technology for the purposes of retrieving information, or participating in merchandising or marketing solutions and services, expressly for users of mobile camera phones or similar mobile devices.

(d)  “Customers” shall mean Licensee’s business customers, whether software or hardware manufacturers, service providers or brand owners, with respect to the Mobot-Enabled Licensee Services.

(e)  “End Users” shall mean individual consumers who own or use camera-equipped cell phones and camera-equipped PDAs.

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(f)  “Exclusive Territory” shall mean the territory within which Licensee has exclusive rights under Section 3.1 (subject to the termination of such exclusivity under Section 3.2), as defined in Schedule 2 hereto.

(g)  “Exclusivity Term” shall mean the period during the Term during which Licensee sustains continuous Minimum Levels

(h)  “Extended Period” shall have the meaning set forth in Schedule 1 hereto.

(i)  “Hosting Services” shall mean the hosting and maintenance of the Mobot Site and Mobot Test Site by Mobot as provided in this Agreement, according to the service level standards set forth in Schedule 3 hereto

(j)  “Initial Term” shall have the meaning set forth in Schedule 1 hereto.

(k)  “Licensee Service” shall mean Licensee’s mobile marketing service for Mobile Camera Device applications using the Licensee Technology.

(l)  “Licensee Technology” shall mean Licensee’s proprietary technology for Barcode reading marketed as of the date hereof under the brand name “Qode,” (as the name under which such proprietary technology may be marketed may change from time to time), including, without limitation, all related software, source code, object code, specifications, algorithms, and documentation.

(m)  “Licensee Materials” shall have the meaning set forth in Schedule 4 hereto.

(n)  “Minimum Levels” shall mean the amounts set forth in Schedule 1 hereto.

(o)  “Mobot-Enabled Licensee Services” shall mean the Licensee Service provided by or on behalf of Licensee on a Special Basis with the Mobot Service.

(p)  “Mobile Camera Devices” shall mean camera-equipped cell phones and camera-equipped PDAs used by End Users.

(q)  “Mobot Service” shall mean Mobot’s proprietary image processing and recognition service for Mobile Camera Device applications using the Mobot Technology, high level functional specification for which is described in Schedule 4. This service is accessed through the Mobot Site.

(r)  “Mobot Site” shall mean the uniform resource locator (“URL”) designated by Mobot as the URL(s) at which Licensee shall be able to access and use the Mobot Service for commercial purposes.

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(s)  “Mobot Technology” shall mean all technology and associated documentation which Mobot owns or is permitted to use including, without limitation, all software, source code, object code, specifications, algorithms, and any related documentation.

(t)  “Mobot Test Site” shall mean the uniform resource locator (“URL”) designated by Mobot as the URL(s) at which Licensee shall be able to access and use the Mobot Service for development, testing, demonstration, and other pre-sales purposes only.

(u)  “Non-exclusive Territory” shall mean the territory within which Licensee has non-exclusive rights under the License, as defined in Schedule 2 hereto.

(v)  “Other Companies” shall have the meaning set forth in Schedule 2 hereto.

(w)  “Restricted Territory” shall mean the territory within which Licensee has no right or license to use the Mobot Service, as defined in Schedule 2 hereto.

(x)  “Special Basis” shall have the meaning set forth in Schedule 4 hereto.

(y)  “Territory” shall mean the Exclusive Territory and the Non-exclusive Territory. When the phrase “in the Territory” is used in connection with the provision of the Mobot Service, the Licensee Service or Mobot-Enables Licensee Services, it shall mean the provision of such services to or use of such services by End Users residing within the geographic confines of the Territory.

2.  License.

2.1  Grant of License. Subject to the terms and conditions of this Agreement, Mobot hereby grants to Licensee a license (the “License”) to access and use the Mobot Service via the Mobot Sites and Mobot Test Sites solely for purposes of providing and supporting Mobot-Enabled Licensee Services in the Territory to and for the benefit of Customers and applicable End Users. The License shall not be transferable.

2.2  Limitations on Rights. Licensee shall not be permitted to use the Mobot Service except as expressly permitted under Section 2.1. Licensee shall not sublicense, resell or rent the Mobot Service to, or otherwise permit the use of the Mobot Service by, any third party. Licensee shall have no right to have access to Mobot Technology, and Licensee shall not access or attempt to access or alter any of the Mobot Technology. To the extent that the Mobot Technology is incorporated into software or electronic files used to operate the Mobot Sites and Mobot Test Sites, Licensee may not use (except to the extent that its receipt of Mobot Services under this Agreement is deemed to constitute an indirect use of the Mobot Technology), copy, distribute, sublicense or otherwise permit any third party to use such software or electronic files, except for the purposes of providing the Mobot-Enabled Licensee Services to Customers and applicable End Users. Licensee will not reverse assemble or reverse engineer any of the Mobot Technology. Licensee will not use the Mobot Service or the Mobot Technology in order to build a competitive product or service, build a product or service using similar ideas, features, functions of the Mobot Technology, or copy any ideas, features, or functions of the Mobot Technology. Licensee will not interfere with or disrupt the integrity of the Mobot Sites, the Mobot Test Sites, or the data contained therein. Licensee will not attempt to, and will not, access or use any portion of the Mobot Sites, the Mobot Test Sites, or any systems or servers owned or controlled by Mobot except for access and use expressly permitted in this Agreement. All rights not expressly granted to Licensee in this Agreement are reserved by Mobot.

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2.3  Modifications. Mobot may, from time to time, make modifications to the Mobot Service and the Mobot Technology (“Modifications”), all of which shall be the sole property of Mobot, provided that no such Modifications shall remove any material functionality of the Mobot Service as it exists as of the date of this Agreement as is more particularly defined in Schedule 4 unless such Modifications are approved in advance, in writing by Licensee. Mobot will deliver to Licensee reasonable advance notice of any material Modifications affecting delivery of the Mobot Service.

3.  Exclusive Dealings and Restrictions.

3.1  Exclusivity. Subject to Section 3.2, during the Term, Mobot will not (i) license the Mobot Service for use on a Special Basis with any other Barcode reading application used on Mobile Camera Devices in the Exclusive Territory, or (ii) license the Mobot Service to any of the Other Companies (except to the extent Mobot has done so pursuant to agreements entered into prior to the date hereof).

3.2  Termination of Exclusivity. Licensee’s exclusive rights under Section 3.1 shall automatically terminate if Licensee shall fail to met the Minimum Levels as described in Schedule 2.

3.3  Restrictions. Notwithstanding any other provision of this Agreement, Licensee may not sell, offer, access or use the Mobot Service to provide Mobot-Enabled Licensee Services in the Restricted Territory. Licensee shall not be responsible if an End User in the Territory transports a Mobile Camera Device into the Restricted Territory and seeks to access the Mobot Service from within the Restricted Territory provided that Licensee takes any measures that are reasonably available to it to prevent such use.

4.  Responsibilities of Mobot. During the Term, Mobot shall host or have hosted the Mobot Site and the Mobot Test Site so that the Mobot Service shall generally be accessible to Licensee via the Internet twenty-four (24) hours a day, seven (7) days a week. Mobot shall set up, and Licensee shall use, the Mobot Site only for providing Mobot Services on a commercial basis to third parties, and the Mobot Test Site only for testing. In addition, Mobot shall provide the following services for no additional consideration, except as noted:

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(a)  Mobot shall be responsible for maintenance and management of the servers that host the Mobot Sites and Mobot Test Sites and shall provide the Hosting Services and other services described on Schedule 3 hereto. In the event that additional dedicated hardware and/or software (“Dedicated Resources”) are requested by Licensee, Mobot shall provide such Dedicated Resources for reasonable additional fees to be paid solely by Licensee;

(b)  Mobot shall provide technology that supports communication between the Licensee Service and Mobot’s Sites and Mobot Test Sites and servers, as currently configured, for purposes of allowing Licensee to provide Mobot-Enabled Licensee Services. After initial implementation, additional programming required to adapt such technology to any changes in the Licensee Service (including hardware and software under its control) shall be provided on a time and materials basis only, at Licensee’s sole cost and expense, as generally approved in advance by the Licensee; and

(c)  Mobot shall cooperate with Licensee in developing client software code, in all cases for use on Mobile Camera Devices (together, the “Developed Handset Technology”) that will facilitate the use of Licensee Technology via Mobile Camera Devices. In developing the Developed Handset Technology, each Party shall bear its own expenses. To the extent that Mobot assists Licensee in Licensee’s development of Developed Handset Technology and such Developed Handset Technology is not owned by Licensee, Mobot agrees to, and hereby does, grant Licensee a permanent, irrevocable, royalty-free, unlimited license to use such Developed Handset Technology as part of, and in connection with, the Licensee Technology. Upon request from time to time, Mobot shall provide Developed Handset Technology source code to Licensee.

5.  Responsibilities of Licensee.

(a)  Licensee shall be responsible for all development and management of the Mobile Camera Device development platform in connection with Mobot-Enabled Licensee Services, and for any and all maintenance and support requested and/or furnished to Licensee’s Customers or End Users of Mobot-Enabled Licensee Services. Mobot shall have no responsibility to deal directly with Customers with respect to such matters or any problems experienced by Licensee’s Customers or End Users of Mobot-Enabled Licensee Services and Licensee shall not refer any of its Customers or such users to Mobot for resolution of any inquiry or complaint.

(b)  Licensee shall cooperate with Mobot in developing the Developed Handset Technology to facilitate the use of Mobot Technology via Mobile Camera Devices. To the extent that such Developed Handset Technology is not owned by Mobot, Licensee agrees to, and hereby does, grant Mobot a permanent, irrevocable, royalty-free, unlimited license to use the Developed Handset Technology as part of, and in connection with, the Mobot Technology. Upon request from time to time, Licensee shall provide Developed Handset Technology source code to Mobot.

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6.  Fees and Royalties.

6.1  Fees. In consideration of the License granted under this Agreement and Licensee’s access and use of the Mobot Service, Licensee shall pay Mobot the fees set forth on Schedule 1 hereto (the “Fees”).

6.2  Payment Terms.

(a)  Mobot shall send quarterly invoices to Licensee stating the Fees incurred in the quarter-year covered by the applicable invoice. Licensee shall pay such invoices within forty-five (45) days after delivery of such invoice to Licensee. All invoices will be sent to Licensee by email to the email address provided to Mobot from time to time by the Licensee. Any fees due and unpaid shall accrue interest at the rate of one percent (1%) per month until paid. In addition, License shall pay Mobot for Mobot’s reasonable attorney’s fees and costs incurred in collection efforts for any unpaid amounts due Mobot hereunder. Mobot shall, upon reasonable request by the Licensee, provide copies of its records of the basis for the Fees in sufficient detail for the Licensee to verify such Fees.

(b)  In the event that Licensee disputes a portion of an invoice from Mobot, Licensee may: (i) pay the full undisputed amount to Mobot, (ii) send a Dispute Document to Mobot as provided in Section 11.11, and (iii) remit the full disputed amount to Van Wert, Zimmer & Conlin, P.C., Mobot’s attorneys (or to other attorneys designated by Mobot in writing), to be held by such attorneys in escrow pending joint written instruction from the Parties or appropriate order of a court of competent jurisdiction. Provided Licensee has completed all of the three (3) enumerated steps in the prior sentence before the due date of the invoice at issue, Licensee shall not be in breach of this Agreement for non-payment of the sums properly placed in escrow.

7.  Promotion.

7.1  Licensee Web Site. Licensee shall display Mobot’s logo and trade name and a link to Mobot’s web site, as provided by Mobot, in the “Technology” and/or “Partners” section of Licensee’s corporate website. Such display shall be at least equal in size and placement prominence to other similar technology partners listed therein. In addition, Licensee shall include a description of the Mobot Service and Licensee’s use thereof in the “Technology” section of Licensee’s corporate website. The content of such description shall be subject to the prior review and approval of Mobot. Any of the foregoing placements shall be removed upon written request of Mobot. Mobot hereby grants to Licensee a limited license to use and display such logos and trade name on Licensee’s corporate website solely as set forth above during the Term (or the earlier written request by Mobot pursuant to the previous sentence).

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7.2  Reference by Mobot. Mobot shall have the right to identify Licensee and its use of the Mobot Service in Mobot’s advertising and promotional materials (including on its web site), and to use Licensee’s logo and trade name in connection therewith, as examples of services and applications developed using the Mobot Service and/or the Mobot Technology, provided that the Mobot shall inform Licensee of such materials prior to their use by Mobot. If any such material contains any inaccuracy involving Licensee, Mobot shall correct such inaccuracy upon being made aware of the same by Licensee in writing. Licensee hereby grants to Mobot a limited license to use and display such logos and trade name in such advertising and promotional materials solely as set forth above during the Term. Mobot shall have no right to use any other logo, trade name or other name used by, licensed to or proprietary to the Licensee without the prior permission of Licensee.

7.3  Branding on Mobile Camera Devices. In branding the Mobot-Enabled Licensee Services, Licensee shall display Mobot Trademarks (defined below) with equal prominence with those of “Qode” or other Licensee Affiliates. Full “white-branding” is permitted so long as the source for all mobile imaging technology is not identified on the applicable Mobile Camera Device.

8.  Proprietary Rights and Confidentiality.

8.1  Proprietary Rights of Mobot. The Mobot Technology and all copies thereof, and any and all copyrights, patents, trade secret rights or other intellectual property rights under any jurisdiction with respect thereto, shall be and remain at all times the property of Mobot (or its licensors), and neither Licensee nor any of its Customers or users of Mobot-Enabled Licensee Service shall have any right, title or interest therein (other than the right to receive Mobot-Enabled Licensee Services as provided in this Agreement).

8.2  Proprietary Rights of Licensee. Licensee Technology, Licensee Materials, all copies thereof, and any and all copyrights, patents, trade secret rights or other intellectual property rights under any jurisdiction with respect thereto, shall be and remain at all times the property of Licensee (or its licensors), and neither Mobot nor any of its partners or users of the Mobot Service shall have any right, title or interest therein. In addition to the foregoing, Mobot shall maintain the Licensee Materials in the format in which they ware provided to Mobot, which Licensee Materials shall be available for return to Licensee as provided in Section 10.5(d), below.

8.3  Confidentiality of Mobot Technology. Licensee understands and acknowledges that the Mobot Technology (including for purposes of this Section 8, all information related thereto provided by Mobot to Licensee or otherwise coming into the possession of Licensee) comprises a trade secret of Mobot, that the Mobot Technology is of great commercial value to Mobot, and that the value of the Mobot Technology would be significantly impaired by its unauthorized distribution or disclosure. Licensee shall keep confidential, and shall protect from unauthorized disclosure by its employees, agents and customers, the Mobot Technology and any and all copies or physical embodiments thereof that may come into its possession notwithstanding the limitations of Section 2.2, and Licensee shall secure and protect the Mobot Technology and any and all copies or physical embodiments thereof that may so come into its possession in a manner consistent with the maintenance of Mobot’s rights and interest therein. Promptly upon discovery that Licensee or any other person has acquired possession, use or knowledge of any portion of the Mobot Technology, Licensee shall notify Mobot of such fact and the surrounding circumstances. The obligations of this Section 8.3 of this Agreement shall survive any termination of this Agreement for any reason.

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8.4  Mobot Trademarks. Subject to Section 7.1 and 7.3, Licensee shall not have any right to use Mobot’s trade name other than in the form and stylization approved from time to time by Mobot and according to such standards for use as shall be set from time to time by Mobot, and shall not have the right to use any other trademark, service mark or trade name of Mobot except as may be otherwise permitted by Mobot in writing. Licensee shall not have the right to assign or sublicense to any person any of the rights granted to it with respect to use of Mobot’s trade name under this Agreement. The Licensee acknowledges that the Mobot trade name and other trademarks, service marks and trade names of Mobot (collectively, “Mobot Trademarks”) and all rights and goodwill pertaining thereto belong exclusively to Mobot. Without limiting the generality of the foregoing, any rights that arise by virtue of the use of the Mobot Trademarks in the Territory, whether by the Licensee, Mobot or any third party, shall belong exclusively to Mobot. To the extent any rights in and to any Mobot Trademarks are deemed to accrue to Licensee, Licensee hereby assigns any and all such rights, at such time as they may be deemed to accrue, including the related goodwill, to Mobot. Licensee shall never challenge the validity, or Mobot’s ownership of, any trademark or other rights in or to any Mobot Trademarks or any application for registration thereof, or any trademark registration thereof, and will never contest the fact that Licensee’s rights under this Agreement are solely those of a licensee, and terminate upon expiration or termination of this Agreement, or earlier as provided below. In the event that Mobot determines at any time in its sole discretion that the continued use by Licensee of Mobot’s trade name in the manner permitted under this Agreement (or the use by Licensee of any other Mobot Trademark that Mobot may permit Licensee to use hereafter) impairs or is likely to impair the positioning, prestige, goodwill or reputation of Mobot or its trade name or other Mobot Trademarks, Mobot may terminate Licensee’s right to use Mobot’s trade name (or such other Mobot Trademark) upon written notice to Licensee, whereupon Licensee shall discontinue all further use thereof. Licensee shall not use (except for use of Mobot’s trade name in accordance with the terms and conditions of this Agreement) or register or attempt to register any Mobot Trademark or any trade name or trademark which Mobot reasonably deems to be confusingly similar to the Mobot trade name or any other Mobot Trademark.

8.5  Confidentiality of Licensee Technology. Mobot understands and acknowledges that the Licensee Technology (including for purposes of this Section 8, all information related thereto provided by the Licensee to Mobot or otherwise coming into the possession of Mobot) comprises a trade secret of the Licensee, that the Licensee Technology is of great commercial value to the Licensee, and that the value of the Licensee Technology would be significantly impaired by its unauthorized distribution or disclosure. Mobot shall keep confidential, and shall protect from unauthorized disclosure by its employees, agents and customers, the Licensee Technology and any and all copies or physical embodiments thereof that may come into its possession, and Mobot shall secure and protect the Licensee Technology and any and all copies or physical embodiments thereof that may so come into its possession in a manner consistent with the maintenance of the Licensee’s rights and interest therein. Promptly upon discovery that Mobot or any other person has acquired possession, use or knowledge of any portion of the Licensee Technology, Mobot shall notify the Licensee of such fact and the surrounding circumstances. The obligations of this Section of this Agreement shall survive any termination of this Agreement for any reason.

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8.6  Licensee Trademarks. Subject to Section 7.2, Mobot shall not have any right to use the Licensee’s trade name other than in the form and stylization approved from time to time by the Licensee and according to such standards for use as shall be set from time to time by the Licensee, and shall not have the right to use any other trademark, service mark or trade name of the Licensee except as may be otherwise permitted by the Licensee in advance and in writing. Mobot acknowledges that the Licensee’s trade names and other trademarks, service marks and trade names of the Licensee (collectively, “Licensee Trademarks”) and all rights and goodwill pertaining thereto belong exclusively to the Licensee. Without limiting the generality of the foregoing, any rights that arise by virtue of the use of the Licensee Trademarks in the Territory, whether by the Licensee, Mobot or any third party, shall belong exclusively to the Licensee. To the extent any rights in and to any Licensee Trademarks are deemed to accrue to Mobot, Mobot hereby assigns any and all such rights, at such time as they may be deemed to accrue, including the related goodwill, to the Licensee. Mobot shall never challenge the validity, or the Licensee’s ownership of, any trademark or other rights in or to any Licensee Trademarks or any application for registration thereof, or any trademark registration thereof, and will never contest the fact that Mobot’s rights to use the Licensee Trademarks or Licensee Technology under this Agreement are solely those of a licensee, and will terminate upon expiration or termination of this Agreement, or earlier as provided below. Mobot shall exercise its best efforts in its use of the Licensee’s trade name in the manner permitted under this Agreement not to impair such positioning, prestige, goodwill and reputation. In the event that the Licensee determines at any time in its sole discretion that the continued use by Mobot of the Licensee Trademarks in the manner permitted under this Agreement (or the use by Mobot of any other Licensee trade mark that the Licensee may permit Mobot to use hereafter) impairs or is likely to impair the positioning, prestige, goodwill or reputation of the Licensee or its trade name or other Licensee Trademarks, the Licensee may terminate Mobot’s right to use the Licensee’s trade name (or such other Licensee Trademark) upon written notice to Mobot, whereupon Mobot shall discontinue all further use thereof. Mobot shall not use (except for use of the Licensee’s trade name in accordance with the terms and conditions of this Agreement) or register or attempt to register any Licensee Trademark or any trade name or trademark which the Licensee reasonably deems to be confusingly similar to the Licensee trade name or any other Licensee Trademark.

8.7  Competitive Technology.

(a)  Licensee agrees that, during the Term, neither the Licensee nor any of its Affiliates as at the date of this Agreement shall, directly or indirectly, develop, implement or use, or have developed. implemented or used (whether on Licensee’s own or by obtaining from any third party any license or other right to use or any services based upon) any technology that is competitive with the Mobot Technology. In addition, Licensee agrees that, during the Term, neither the Licensee nor any of its Affiliates as of the date of this Agreement shall, directly or indirectly, engage or participate in (as an owner, investor, partner, consultant, independent -contractor, advisor or otherwise), or assist in any manner or in any capacity in, or have any interest in or make any loan to any person, firm, corporation or business which engages in, any Competitive Business.

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(b)  In addition to the provisions of Section 8.7(a), if Licensee acquires or merges with (regardless of the exact form of such combination) another party such that such other party would then be an Affiliate of Licensee (a “Future Affiliate”), and the Future Affiliate at the time of such acquisition or merger or at any time thereafter either (i) directly or indirectly, develops or implements or has developed or implemented any image processing or recognition technology that is competitive with the Mobot Technology, or (ii) directly or indirectly, engages or participates in (as an owner, investor, partner, consultant, independent -contractor, advisor or otherwise), or assists in any manner or in any capacity in, or has any interest in or makes any loan to any person, firm, corporation or business which engages in, any Competitive Business, then, at Mobot’s option, Mobot may terminate this Agreement upon no less than sixty (60) days’ written notice to Licensee. Such termination by Mobot shall be treated as a Termination by Licensee, without cause, as more fully described in Section 10.5, below.

9.  Warranties and Liability.

9.1  Intellectual Property Warranty and Indemnity by Mobot.

(a)  Mobot warrants that the Mobot Services and the use of the Mobot Technology by the Licensee will not infringe the intellectual property rights (copyright, trademark, patent, and trade secrets only) of any third party in the Territory (the “Mobot Warranted IP”). In the event of any claim by any third party against Licensee of infringement of the Mobot Warranted IP by the Mobot Technology, Mobot shall defend Licensee against such action at Mobot’s expense, and shall indemnify and hold harmless Licensee against any expense, judgment or loss (including reasonable attorneys’ fees) arising therefrom, provided that (i) Mobot is notified promptly in writing of such action; (ii) Mobot shall have sole control of the defense of any such action and all negotiations for its settlement or compromise; and (iii) Licensee shall cooperate reasonably with Mobot, at Mobot’s expense, in the defense, settlement or compromise of any such action.

(b)  In the event of a claim relating to Mobot Warranted IP by any third party, Mobot shall, or if Mobot reasonably believes that Licensee’s use of the Mobot Technology could be enjoined, or if in Mobot’s opinion any part of the Mobot Technology is likely to become the subject of a successful claim of such infringement, Mobot may, at Mobot’s option and expense, (i) procure for Licensee the right to continue using the Mobot Technology as provided in this Agreement, (ii) replace or modify the Mobot Technology so that it becomes non-infringing (so long as the functionality of the Mobot Technology is essentially unchanged) or, in the event neither of the previous two options are commercially feasible for Mobot, (iii) terminate this Agreement.

(c)  Notwithstanding the provisions of Section 9.1(a), Mobot shall not have any liability to Licensee under this Section 9.1 to the extent that any infringement or claim thereof is based upon (i) the combination, operation or use of the Mobot Technology in combination with equipment, technology, software or services not supplied by Mobot hereunder where the Mobot Technology would not itself be infringing, (ii) compliance with designs, specifications or instructions provided by Licensee, (iii) use of the Mobot Technology in an application or environment for which it was not designed or not contemplated under this Agreement, or (iv) modifications of the Mobot Technology by anyone other than Mobot where the unmodified version of the Mobot Technology would not be infringing.

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(d)  If notified promptly in writing, Licensee shall indemnify, defend and hold harmless Mobot against any expense, judgment or loss (including reasonable attorneys’ fees) arising from infringement or alleged infringement of any valid patent, copyright, trademark, trade secret in the Territory as a result of Mobot’s compliance with Licensee’s designs, specifications or instructions or inclusion in the Mobot Technology of any content provided by or through Licensee provided that (i) Licensee shall have sole control of the defense of any such action and all negotiations for its settlement or compromise and (ii) Mobot shall cooperate reasonably with Licensee, at Licensee’s expense, in the defense, settlement or compromise of any such action.

9.2  Intellectual Property Warranty and Indemnity by Licensee.

(a)  Licensee warrants that the Licensee Services and the use of the Licensee Technology will not infringe the intellectual property rights (copyright, trademark, patent, and trade secrets only) of any third party in the Territory (the “Licensee Warranted IP”). In the event of any claim by any third party against Mobot of infringement of the Licensee Warranted IP by the Licensee Technology, Licensee shall defend Mobot against such action at Licensee’s expense, and shall indemnify and hold harmless Mobot against any expense, judgment or loss (including reasonable attorneys’ fees) arising therefrom, provided that (i) Licensee is notified promptly in writing of such action; (ii) Licensee shall have sole control of the defense of any such action and all negotiations for its settlement or compromise; and (iii) Mobot shall cooperate reasonably with Licensee, at Licensee’s expense, in the defense, settlement or compromise of any such action.

(b)  In the event of a claim relating to Licensee Warranted IP by any third party, Licensee shall, or if Licensee reasonably believes that use of the Licensee Technology could be enjoined, or if in Licensee’s opinion any part of the Licensee Technology is likely to become the subject of a successful claim of such infringement, Licensee may, at Licensee’s option and expense, (i) procure the right to continue using the Licensee Technology as provided in this Agreement, (ii) replace or modify the Licensee Technology so that it becomes non-infringing (so long as the functionality of the Licensee Technology is essentially unchanged) or, in the event neither of the previous two options are commercially feasible for Licensee, (iii) terminate this Agreement.

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(c)  Notwithstanding the provisions of Section 9.2(a), Licensee shall not have any liability to Mobot under this Section 9.2 to the extent that any infringement or claim thereof is based upon (i) the combination, operation or use of the Licensee Technology in combination with the Mobot Technology where the Licensee Technology would not itself be infringing, or (ii) compliance with designs, specifications or instructions provided by Mobot.

(d)  If notified promptly in writing, Mobot shall indemnify, defend and hold harmless Licensee against any expense, judgment or loss (including reasonable attorneys’ fees) arising from infringement or alleged infringement of any valid patent, copyright, trademark, trade secret in the Territory as a result of Licensee’s compliance with Mobot’s designs, specifications or instructions or inclusion in the Licensee Technology of any content provided by or through Mobot provided that (i) Mobot shall have sole control of the defense of any such action and all negotiations for its settlement or compromise and (ii) Licensee shall cooperate reasonably with Mobot, at Mobot’s expense, in the defense, settlement or compromise of any such action.

9.3  Exclusion of Warranties. EXCEPT AS EXPRESSLY STATED HEREIN, THE MOBOT SERVICES AND MOBOT TECHNOLOGY ARE LICENSED AS-IS, AND MOBOT DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES, IMPLIED OR STATUTORY, INCLUDING WITHOUT LIMITATION ANY REPRESENTATIONS OR WARRANTIES AS TO MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE RESPECTING ANY OF THE MOBOT TECHNOLOGY OR THE MOBOT SERVICES OR ANY OTHER MATTER RELATED TO THIS AGREEMENT.

9.4  Limitation of Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE LICENSE GRANTED HEREBY, THE SERVICES PERFORMED HEREUNDER, OR ANY OTHER MATTER RELATED HERETO (INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOST SAVINGS, LOST PROFITS OR BUSINESS INTERRUPTION), EVEN IF SUCH PARTY HAS BEEN ADVISED, IS AWARE OR SHOULD BE AWARE, OF THE POSSIBILITY OF SUCH DAMAGES. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, IN NO EVENT SHALL EITHER PARTY BE LIABLE IN DAMAGES OR OTHERWISE IN EXCESS OF AN AMOUNT EQUAL TO US $50,000 OR ALL FEES AND ROYALTIES PAID BY LICENSEE TO MOBOT HEREUNDER WITHIN THE TWELVE (12) MONTHS PRIOR TO THE DATE OF ACCRUAL OF THE CLAIM, WHICHEVER IS THE GREATER. THE FOREGOING LIMITATIONS DO NOT APPLY TO ANY CLAIMS RELATING TO LICENSEE’S USE OF THE MOBOT SERVICE OR THE MOBOT TECHNOLOGY OTHER THAN AS EXPRESSLY PERMITTED HEREUNDER OR ANY OTHER BREACH OF MOBOT’S PROPRIETARY RIGHTS, OR TO AMOUNTS REPRESENTING FEES DIRECTLY PAYABLE TO MOBOT HEREUNDER, AS SPECIFICALLY SET FORTH IN SECTION 6, ABOVE. THE PARTIES AGREE THAT THIS SECTION 9 REPRESENTS A REASONABLE ALLOCATION OF RISK.

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10.  Term and Termination.

10.1  Term. This Agreement shall be effective as of the Effective Date and, unless earlier terminated pursuant to this Section 10, shall continue for the Initial Term and shall be renewed thereafter for successive one (1)-year terms (each, an "Extended Term") unless either Party gives to the other not less than ninety (90) days’ notice in writing that it does not wish to renew for the next applicable Extended Term. Both the Initial Term and any Extended Term are referred to throughout this Agreement as the “Term.”

10.2  Termination by Mobot. Mobot may terminate this Agreement by written notice to Licensee in the event of the occurrence of any of the following: (a) if Licensee fails to pay any amount due hereunder within ten (10) days after written demand by Mobot for payment thereof (after expiration of the 45 day period to pay as set forth in Section 6.2 hereof), (b) if Licensee violates the confidentiality provisions of Section 8 of this Agreement, or uses the Mobot Service or the Mobot Technology in any manner not authorized by the License granted in Section 2, (c) if Licensee fails to observe or perform any other term or condition of this Agreement and does not cure such failure within thirty (30) days after written demand by Mobot, (d) if Licensee fails to meet the Minimum Levels for the Extended Period, or (e) if Licensee makes a general assignment for the benefit of creditors, or files a voluntary petition in bankruptcy or for reorganization or arrangement under the bankruptcy laws, or if a petition in bankruptcy is filed against Licensee and is not dismissed within thirty (30) days after the filing, or if a receiver or trustee is appointed for all or any part of the property or assets of Licensee.

10.3  Termination by Licensee for Cause. Licensee may terminate this Agreement by written notice to Mobot in the event of the occurrence of any of the following: (a) if Mobot fails to observe or perform any term or condition of this Agreement and does not cure such failure within thirty (30) days after written demand by Licensee, or (b) if Mobot makes a general assignment for the benefit of creditors, or files a voluntary petition in bankruptcy or for reorganization or arrangement under the bankruptcy laws, or if a petition in bankruptcy is filed against Mobot and is not dismissed within thirty days after the filing, or if a receiver or trustee is appointed for all or any part of the property or assets of Mobot.

10.4  Termination by Licensee Without Cause. Licensee may terminate this Agreement by written notice to Mobot without cause at any time, upon no less than ninety (90) days’ notice to Mobot.

10.5  Rights and Obligations on Termination.

(a)  Upon any termination of this Agreement, the License granted under Section 2 shall immediately terminate and, except as provided in Section 10.5(c), Licensee shall immediately cease all use of the Mobot Service.

(b)  Upon any termination of this Agreement, all rights and obligations of the parties under this Agreement shall cease except for (i) Licensee’s obligations to make any payment which was due and payable on or prior to the date of termination, (ii) the rights and obligations of the parties that state that they survive the termination of this Agreement, (iii) the Parties’ obligations under Sections 8.1-8.6, and (iv) the obligations of the parties under this Section 10.

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(c)  In the event of a termination by Licensee as provided in Section 10.3 (for cause), then Mobot shall, upon written request of Licensee delivered with any notice of termination of this Agreement, continue to provide the Mobot Service to Licensee, upon the applicable terms and conditions of this Agreement, for up to an additional thirty (30) days after termination of this Agreement.

(d)  Within ninety (90) days after termination of this Agreement, upon written request from a Party, the other Party shall promptly return to the requesting Party (or, at the requesting Party’s option, destroy and certify in writing to the requesting Party that it has destroyed) the original and all copies of any confidential or proprietary materials (excluding Licensee Materials) in the other Party’s possession.

The Parties’ counsel may retain one archival copy of materials returned pursuant to Section 10.5(d), to be used only in case of a dispute between the Parties, and all such materials shall remain subject to the provisions of Section 8.3.

11.  General.

11.1  Payments. All payments under this Agreement shall be made in US dollars.

11.2  Taxes. The amounts payable under this Agreement are in addition to all local, state or federal sales, use, excise, or personal property or other similar taxes or duties, and any applicable value added taxes, and any such taxes shall be assumed and paid by Licensee except those taxes based on the net income of Mobot.

11.3  Notices. Notices to either Party under or relating to this Agreement shall be in writing to the address indicated in the first paragraph of this Agreement, or such other address of which notice has been given to the other Party in accordance herewith, and shall be deemed effective when received, on the day following sending if sent by a recognized overnight delivery service, or on the third day following the date of postmark if sent by prepaid certified mail, return receipt requested.

11.4  Severability. The terms and conditions of this Agreement are severable. If any term or condition of this Agreement is deemed to be illegal or unenforceable under any rule of law, all other terms shall remain in force. Further, the term or condition which is held to be illegal or unenforceable shall remain in effect as far as possible in accordance with the intention of the parties hereto.

11.5  Entire Agreement. The Schedules 1 through 3 attached hereto are incorporated by reference and made a part hereof. The parties hereto agree that this Agreement is the complete and exclusive statement of the agreement between the parties, and supersedes all prior proposals and understandings, oral or written, relating to the subject matter of this Agreement. This Agreement may be amended only by a writing executed by Licensee and Mobot.

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11.6  Effect of Waiver. No waiver of any provisions of this Agreement shall be effective unless contained in a writing signed by the Party waiving its rights hereunder. Failure by either Party to enforce any provision of this Agreement shall not be deemed a waiver of that provision or of any other provision of this Agreement.

11.7  Force Majeure.

(a)  Except for Licensee’s obligations to pay Mobot fees hereunder, neither Party shall be liable to the other Party for any failure or delay in performance caused by reasons beyond its or its suppliers (with whom it has a contractual relationship) reasonable control (having taken all steps which are in compliance with acting in accordance with standard industry practice) including without limitation any act of God, inclement weather, failure or shortage of power supplies, flood, drought, lightning or fire, strike, lockout, trade dispute or labor disturbance, failure of telecommunications or digital transmission links, Internet slowdowns or failures, the negligent or malicious acts of third parties, the act or omission of Government, highways authorities, other telecommunications or utility operators or administrations or other competent authority, war, terrorism, military operations, or riot (“an event of Force Majeure”).

(b)  If the delay or failure caused by the event of Force Majeure lasts for a continuous period of thirty (30) days or less from the date that either Party notifies the other of the event of Force Majeure, any obligation outstanding shall be fulfilled by the Party affected as soon as reasonably possible after the event of Force Majeure has ended, save to the extent that such fulfillment is no longer possible.

(c)  If the delay or failure caused by the event of Force Majeure lasts for more than thirty (30) days from the date that either Party notifies the other of the event of Force Majeure, then either Party shall be entitled (but not obliged) to terminate this Agreement by giving not less than 30 days’ written notice to the other Party on expiry of the said thirty (30)- day period.

11.8  Assignment. This Agreement shall be binding on the parties hereto and their respective successors and assigns. Licensee may not assign this Agreement in whole or in part without the prior written consent of Mobot. Any change of control of Licensee, whether by way of a business reorganization, merger, sale of stock or otherwise, shall be regarded as an assignment subject to the terms of this Section 11.8.

11.9  Headings. The headings and captions used in this Agreement are for convenience only and are not to be used in the interpretation of this Agreement.

11.10  Independent Contractors. The parties to this Agreement are independent contractors and engage in the operation of their own respective businesses. Neither Party is the agent or employee of the other Party for any purpose whatsoever. Nothing in this Agreement shall be construed to establish a relationship of co-partners or joint venturers between the two parties. Neither Party has the authority to enter into any contracts or assume any obligations for the other Party or to make any warranties or representations on behalf of the other Party.

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11.11  Disputes.

(a)  In the event of a dispute arising out of or in connection with this Agreement both parties shall agree to use all reasonable efforts to resolve the dispute prior to commencement of the formal legal proceedings.

(b)  Within five (5) days of the dispute each Party shall record in writing the exact nature of the dispute (the “Dispute Document”) and shall send to the other Party in accordance with Section 11.3 (Notices). Both parties shall appoint a senior representative to review the Dispute Document within two (2) days of receipt.

(c)  Within two (2) days of the review of the Dispute Document, the appointed senior representatives of both parties shall meet (in person, or, if not commercially practical, using telephonic means) and use all reasonable efforts to produce an action plan to resolve all the matters contained in the Dispute Document. If within five (5) days an action plan cannot be agreed between the parties then both parties shall be entitled enforce all rights available to them at law or in equity.

11.12  Governing Law. This Agreement shall be construed under and governed by the laws of the Commonwealth of Massachusetts, excluding of choice of law provisions, and excluding the 1980 United Nations Convention on Contracts for the International Sale of Goods. The parties hereby submit to the nonexclusive jurisdiction of state courts of the Commonwealth of Massachusetts or the United States District Court for the District of Massachusetts. The prevailing Party in any litigation shall be entitled to recover all reasonable expenses thereof, including reasonable attorney’s fees in connection with such proceedings or any appeal thereof.

11.13  Export Regulation. The parties shall comply with all applicable export laws and regulations of the United States, the country in which Licensee is located or the Mobot Service is used, and any other country having competent jurisdiction.

11.14  Execution. This Agreement may be executed in two or more counterparts (and may be executed and delivered by facsimile), each of which shall be an original, but all of which shall constitute one and the same instrument.

11.15  Public Announcements. Neither of the parties shall make any press release or other disclosure of this Agreement or the transactions contemplated hereby without the prior written consent of the other party, except as may be required by law. To the extent that any such disclosure is required by law, the party required to make such disclosure shall provide written notice thereof (together with a copy of the disclosure it proposes to make) to the other party at least twenty-four (24) hours prior to such disclosure, shall permit the other party to comment upon such proposed disclosure, and shall make any corrections or changes to such disclosure reasonably requested by such other party provided such corrections or changes are true and accurate and may be made consistent with the disclosing party’s legal obligations.

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EXECUTED as a document under seal as of the date first set forth above by the duly authorized representatives of the parties hereto.

MOBOT, INC.		NEOMEDIA TECHNOLOGIES, INC.

By:	/s/ Russell Gocht	By:	/s/ David A. Dodge
	Name: Russell Gocht		Name: David A. Dodge
	Title: CEO		Title: Chief Financial Officer

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